November 18, 2022

VIA EDGAR SUBMISSION

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, North East

Washington, D.C. 20549

Attn: Beverly Singleton, Kevin Woody

Re: Ultra Clean Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed March 1, 2022

File No. 000-50646

Ladies and Gentlemen:

This letter sets forth the response of Ultra Clean Holdings, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated October 26, 2022, as received by the Company on November 4, 2022, related to the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “2021 10-K”).

In this letter, we have set forth the Staff’s comments in italicized, bold type, followed by the Company’s response. References to “we,” “our” or “us” refer to the Company or its advisors, as the context may require.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1. We note from footnote disclosures on page 73 that the CODM uses segment profit or loss as the primary measure of profitability to evaluate operating performance and to allocate capital resources. Further, you define segment profit or loss as a segment's income or loss from continuing operations before other income and income taxes. Please expand your MD&A discussion to also discuss each segments' profitability in addition to the segments gross margin. Further, we note you disclose the Company has three operating segments and two reportable segments. Please identify the three operating segments and the basis for aggregating them into the two reportable segments of products and services.

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings, beginning with the disclosures in the Company’s Form 10-K for the fiscal year ending December 30, 2022, we will include additional discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations Results regarding each segments’ profitability in addition to the segments gross margin. Further, beginning with the Company’s Form 10-K for the fiscal year ending December 30, 2022, we will expand our Reportable Segments footnote disclosure to incorporate the Staff’s comment regarding the identification of three operating segments and basis for aggregation as appropriate. An example disclosure with such revisions is included below (deletions appear as strike through and additions underlined):

UNITED STATES | 26462 Corporate Avenue, Hayward, CA 94545 | www.UCT.com

REPORTABLE SEGMENTS

The Company prepares financial results based on three operating segments (Products, Services, and Ham-Let) and two reportable segments (Products and Services). The Products and Ham-Let operating segments have been aggregated into the Products reportable segment based upon consistency of economic characteristics, nature of products, similarity of production process, and class of customers. ~~These segments are organized primarily by the nature of the products and service they provide~~. ~~Ham-Let was added to the Products segment.~~ The Company’s Chief Executive Officer (chief operating decision maker) views and evaluates operations based on the results of each of the reportable segments…

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We appreciate the Staff’s consideration of the response provided herein. Please contact me at (510) 673-8320 or ssavage@uct.com with any questions.

Sincerely,

/s/ Sheri Savage

Sheri Savage

Chief Financial Officer

cc: Paul Cho, Ultra Clean Holding, Inc.

UNITED STATES | 26462 Corporate Avenue, Hayward, CA 94545 | www.UCT.com